Exhibit 99.1

TRANSALTA CORPORATION
(the “Corporation”)

Annual and Special Meeting of Shareholders
(the “Meeting”)

April 28, 2022

REPORT OF VOTING RESULTS

NI 51-102 – Continuous Disclosure Obligations, Section 11.3

Matters Voted Upon

The total number of common shares represented by shareholders present at the Meeting and by proxy was 189,079,207 representing 69.6% of the Corporation’s outstanding common shares.

1.	Election of Directors

The 12 director nominees proposed by management were elected. The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Withheld	Per cent
Rona H. Ambrose	180,301,403	96.83	5,896,534	3.17
John P. Dielwart	185,581,642	99.67	616,295	0.33
Alan J. Fohrer	185,205,109	99.47	992,828	0.53
Laura W. Folse	185,582,150	99.67	615,786	0.33
Harry A. Goldgut	185,689,018	99.73	508,919	0.27
John H. Kousinioris	185,681,285	99.72	516,652	0.28
Thomas M. O’Flynn	185,248,610	99.49	949,327	0.51
Beverlee F. Park	185,159,327	99.44	1,038,609	0.56
Bryan D. Pinney	182,248,274	97.88	3,949,663	2.12
James Reid	185,693,600	99.73	504,337	0.27
Sandra R. Sharman	184,134,222	98.89	2,063,714	1.11
Sarah A. Slusser	185,641,558	99.70	556,378	0.30

2.	Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2022 was approved. The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
181,978,731	96.24	7,100,475	3.76

3.	Advisory Vote on Executive Compensation

The non-binding advisory vote to accept the Corporation's approach to executive compensation was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
163,637,782	87.88	22,560,153	12.12

4.	Approval of Amended and Restated Shareholder Rights Plan

The resolution approving the Corporation’s Amended and Restated Shareholder Rights Plan was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
178,999,356	96.13	7,198,580	3.87

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